SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001 -65
Corporate Registry ID (NIRE) 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and place: February 10, 2009, at 10:00 am, at the Company’s headquarters, at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

Attendance: Board members representing the required quorum, as per signatures below; Company’s Executive Officers (José Félix, Chief Executive Officer, João Elek, Chief Financial Officer, and André Borges, Legal Officer and Secretary of the Presiding Board), all of them assisting the works.

Material: Presentations about the income for the fiscal year ended on December 31, 2008; disclosure to the market of the management report and the financial statements for the fiscal year ended on December 31, 2008, as well as the reports of the Fiscal Council and of the external auditors on the income for the fiscal year ended on December 31, 2008, and recommendations of the Financial Committee, presented at a meeting. The meeting’s material, initialed by the Secretary, shall remain filed at the Company’s headquarters, jointly with these minutes.

Presiding Board: Jorge Luiz de Barros Nóbrega – Chairman. André Müller Borges – Secretary.

Agenda: 1. Take notice of income for the fiscal year ended December 31, 2008;

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
OF NET SERVIÇOS DE COMUNICAÇÃO S.A. ON FEBRUARY 10, 2009

2. Approve projection of the Company’s results for the purposes of validating tax credits and impairment test (Fasb 142/CPC01- CVM527);

3. Take notice of Fiscal Council and Independent Public Accountants’ Opinion on the income for the fiscal year ended December 31, 2008;

4. Approve the management report and the financial statements for the fiscal year ended December 31, 2008, as well as their disclosure to the market;

5. Approve the payment of interest on own capital of its subsidiaries, related to the fiscal year ended December 31, 2008;

6. Approve the call for the Company’s Extraordinary General Meeting to: (i) approve the merger of its subsidiary Net Florianópolis; and (ii) ratify the acquisition by the Company of the shares/quotas of the companies comprising “BIGTV”, pursuant to the provisions in Article 256 of Law 6,404/76;

7. Increase the Company’s capital stock from five billion, five hundred, fifty-three million, two hundred, sixty-nine thousand, one hundred, eighty-six reais and twenty-one centavos (R$5,553,269,186.21) to five billion, six hundred twelve million, two hundred forty-two thousand, nine hundred forty reais and ninety-seven centavos (R$5,612,242,940.97), by means of capitalization of tax benefit in the amount of fifty-eight million, nine hundred seventy-three thousand, seven hundred fifty-four reais and seventy-six centavos (R$58,973,754.76) resulting from the goodwill incorporated by the Company, in view of the merger of Globotel Participações S.A.;

8. Other matters of the Company’s interest.

Resolutions:

1. The board members were informed of physical and financial results of the Company related to the fiscal year ended December 31, 2008.

2. The board members, after review by the Company’s Fiscal Council, approved the projection that validates the expectation of actual utilization of tax credit and impairment test, corresponding to accumulated losses of the Company.

3. The board members were informed of the Fiscal Council and Independent Public Accountants’ Opinion on the income for the fiscal year ended December 31, 2008.

4. The board members, after being informed of the Fiscal Council’s opinion advising on the approval of Management Report and Financial Statements for the fiscal year ended December 31, 2008, prepared pursuant to the Brazilian Corporate Laws, approved for the purposes of forwarding to the general shareholders’ meeting, the Balance Sheet for the fiscal year ended December 31, 2008, the Management Report on the Company’s businesses and main administrative facts and the Financial Statements for the fiscal year ended December 31, 2008, as well as their disclosure to the market.

4.1. The board members were informed of the impact of the results as to the variable compensation of the Company’s employees pursuant to the Profit Sharing Program (PPR) previously approved by the Board for 2008.

5. The board members were informed of credits of interest on own capital of its subsidiaries verified during the fiscal year ended December 31, 2008, and payment may be made in the fiscal year of 2009.

5.1. The board members approved the assessment and the realization of credits of interest on own capital of its subsidiaries during the fiscal year of 2009.

6. The board members approved the call for the Extraordinary General Meeting to (i) approve the merger of its subsidiary Net Florianópolis; and (ii) ratify the acquisition by the Company of the shares/quotas of the companies comprising “BIGTV”, pursuant to Article 256 of Law 6,404/76;

7. The board members approved the Company’s capital stock increase, within the limit of authorized capital set forth in article 5 of its Bylaws, in the amount of fifty-eight million, nine hundred seventy-three thousand, seven hundred fifty-four reais and seventy-six centavos (R$58,973,754.76), and the Company’s capital stock shall increase from five billion, five hundred, fifty-three million, two hundred, sixty-nine thousand, one hundred, eighty-six reais and twenty-one centavos (R$5,553,269,186.21) to five billion, six hundred twelve million, two hundred forty-two thousand, nine hundred forty reais and ninety-seven centavos (R$5,612,242,940.97), by means of capitalization of tax benefit in that same amount resulting from the goodwill incorporated by the Company, in view of the merger of Globotel Participações S.A., which was succeeded by Roma Participações Ltda. and the latter subsequently by Globo Comunicação e Participações S.A., as authorized by CVM Rule 319/99 and pursuant to the provisions of clause 8 of the Protocol of Merger of Globotel Participações S.A. This right to be capitalized was obtained by the Company and by subsidiaries Net Belo Horizonte Ltda., Net Rio Ltda., Net Brasília Ltda. and Net São Paulo Ltda. as a result of the amortization of goodwill aforementioned during 2008, as well as tax loss related to the goodwill not utilized in previous years and also utilized in 2008.

7.1 Pursuant to the provisions in CVM Rule aforementioned and article 171 of Law 6,404, as of December 15, 1976, the shares issued shall be allocated to the capitalization of credit to the benefit of its titleholder, Globo Comunicação e Participações S.A., ensuring to other shareholders the exercise of their preemptive rights in the subscription of these shares. The amounts paid by shareholders exercising the preemptive right shall be directly delivered to Globo Comunicação e Participações S.A., titleholder of right to be capitalized.

7.2 The number of shares representing the capital increase considered herein was defined based on the weighted average price of the share in the last thirty (30) trading sessions, applying a five percent (5%) discount, amount equal to thirteen reais and ninety-six centavos R$13.96) . This capital increase maintains the same proportion of amount of shares of all existing types and classes, and each shareholder shall exercise the preemptive right over shares identical to those he/she owns.

7.3 The term to shareholders exercise the preemptive right is thirty (30) days, as of the date of publication of these minutes, and the following conditions shall be observed:

I. AMOUNT OF CAPITAL INCREASE

Fifty-eight million, nine hundred seventy-three thousand, seven hundred fifty-four reais and seventy-six centavos (R$58,973,754.76) .

II. AMOUNT AND TYPE OF SHARES TO BE ISSUED

AMOUNT OF SHARES	TYPE OF SHARES
One million, four hundred eight thousand, one hundred and sixty-one (1,408,161)	Book-entry, non-par registered common shares
Two million, eight hundred sixteen thousand, three hundred and twenty (2,816,320)	Book-entry, non-par registered preferred shares.

A. All the amounts of shares, proportions and prices defined herein shall be properly adjusted in the event of any splitting or reverse share split, bonuses, reclassification or similar event.

B. The Company’s capital stock is herein duly ratified, taking into account that this capital increase is being paid up with the utilization of credits, the amendment to article 5 of the Company’s Bylaws being subject to the examination and approval at the next general shareholders’ meeting, and the proposal of wording is as follows:

“Article 5 – The Capital Stock is five billion, six hundred twelve million, two hundred forty-two thousand, nine hundred forty reais and ninety-seven centavos (R$5,612,242,940.97) divided into one hundred fourteen million, four hundred fifty-nine thousand, six hundred and eighty-five (114,459,685) common shares and two hundred twenty-eight million, five hundred three thousand, nine hundred and sixteen (228,503,916) book-entry, non-par, registered preferred shares. The Capital Stock may be increased by up to six billion, five hundred million reais (R$6,500,000,000.00), regardless of amendment to Bylaws, pursuant to article 168 of Law 6,404/76, by resolution of the Board of Directors, which shall determine the issue conditions, pursuant to paragraph one of article 170 of Law 6,404/76.”

III.ISSUE AND SUBSCRIPTION PRICE

Thirteen reais and ninety-six centavos (R$13.96) per each common share and per each preferred share.

IV. JUSTIFICATION FOR ISSUE PRICE

The assessment of share issue price is made based on the weighted average by volume traded of unit average price of trading on the Stock Exchange of São Paulo – Bovespa of preferred shares issued by the Company over the past thirty (30) trading sessions immediately prior to the date of this meeting, counted on a retroactive basis, from February 9, 2009 to December 26, 2008, inclusive, applying a five per cent (5%) discount over this average.

The issue price shall be maintained fixed during the period reserved for the exercise of preemptive right.

V. TERM TO EXERCISE THE PREEMPTIVE RIGHT

START: February 13, 2009	END: March 14, 2009

VI. PAYMENT CONDITIONS – EXERCISE OF PREEMPTIVE RIGHT

On demand, in cash, upon subscription.

VII. ELIGIBILITY TO SUBSCRIBE

A. The shareholders to have acquired their shares up to February 12, 2009 (inclusive) shall be entitled to subscription.

B. The shareholders shall receive a subscription list at the address maintained with Banco Itaú S.A., and may exercise the subscription and pay up in the same act at any branch of Banco Itaú S.A.

C. The shareholders whose custody of shares is maintained at CBLC – Brazilian Clearing and Depositary Corporation shall exercise the respective rights by means of their custody agents.

VIII. DIVIDENDS

All shares composing current capital stock of Net Serviços de Comunicação S.A., including the shares derived from this capital increase, shall participate under equal conditions to all benefits, including dividends and eventual capital payments to be declared by Net Serviços de Comunicação S.A.

IX. SURPLUS

There will be no subscription rights surplus.

X. GENERAL INSTRUCTIONS

The shareholders who do not receive the subscription list at the address maintained with Banco Itaú S.A. within the term to exercise the preemptive right shall look for any branch of Banco Itaú S.A. to request the Shares Subscription List, specifying the amount of shares to be acquired.

XI. DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT

A. Individual: Identity Card and Individual Taxpayer’s Register (CPF) and proof of residence.

B. Legal entity: Company Charter or Bylaws, as well as minutes of the meeting that elected the acting board of executive officers and proof of address.

C. In the event of representation by proxy, the corresponding document shall be submitted, in addition to the documents mentioned in items above concerning the Grantor.

XII. CUSTOMER SERVICE

Branches of Banco Itaú S.A.

8. The board members were informed and approved the recommendation of the Financial Committee, as presented, clarifying that the limit of two hundred thirty-five million reais (R$235,000,000.00), referring to Finame represent indebtedness and not only fund raising.

Closure: Nothing else to discuss, the meeting was adjourned to draw up these minutes, which after being read, were approved and signed by all attending board members as well as by the Secretary and invitee.

Signatures: Chairman: Jorge Luiz de Barros Nóbrega, Secretary: André Müller Borges, Stefan Alexander, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, Isaac Berensztejn, Mauro Szwarcwald and Edgard Lobão.

This is a free English translation of the original instrument drawn up in the Company’s records.

São Paulo – SP, February 10, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.